UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: October 28, 2011

2

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy for Annual General Meeting

Exhibit 99.4 – Depositary Notice to ADS Holders

Exhibit 99.5 – Voting Card for ADS Holders

3

Exhibit 99.1

AutoNavi Holdings Limited to Hold Annual General Meeting on December 16, 2011

Beijing, October 28, 2011 – AutoNavi Holdings Limited (NASDAQ: AMAP) (“AutoNavi” or the “Company”), a leading provider of digital map content and navigation and location-based solutions in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2011 at 10:00 a.m. (local time). Holders of record of ordinary shares of the Company at the close of business on October 27, 2011 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolution(s) to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.autonavi.com. AutoNavi has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission. AutoNavi’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Serena Shi, AutoNavi Holdings Limited, 16/F, Section A, Focus Square, No 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China, or by email to serena.shi@autonavi.com.

About AutoNavi Holdings Limited (http://www.autonavi.com)

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, mobile location-based solutions and Internet location-based solutions.

For further information, please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

http://www.autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

Exhibit 99.2

AUTONAVI HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: AMAP)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 16, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting of AutoNavi Holdings Limited (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2011 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. Amendment to Section 3.1(a) of the 2007 Share Incentive Plan, as amended, by replacing it with the following paragraph: “Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 41,987,000 Shares.”

2. Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ended December 31, 2011.

3. Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 27, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please refer to the accompanying Form of Proxy. Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to vote at the annual general meeting and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Ordinary Shares as of the close of business on the Record Date are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying Form of Proxy to the Company’s office at 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China as promptly as possible. We must receive your Form of Proxy no later than December 13, 2011 to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.autonavi.com, or by writing to Serena Shi, AutoNavi Holdings Limited, 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China, or by email to serena.shi@autonavi.com.

By Order of the Board of Directors of AutoNavi Holdings Limited

/s/ Jun Hou
Jun Hou Chairman of the Board of Directors

Beijing, PRC

October 28, 2011

Exhibit 99.3

AUTONAVI HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: AMAP)

Form of Proxy for Annual General Meeting

to be held on December 16, 2011

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of AutoNavi Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2011 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on October 27, 2011 (the “Record Date”) are entitled to notice of and to vote at the AGM. Each share of Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about October 28, 2011.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China as soon as possible and in any event no later than December 13, 2011.

AUTONAVI HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: AMAP)

Form of Proxy for Annual General Meeting

to be held on December 16, 2011

(or any adjourned or postponed meeting thereof)

I/We                                                                                   of                                                                                  , being the registered holder of                      ordinary shares 1 , par value US$0.0001 per share, of AutoNavi Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting 2 or                                                                                  of                                                                                   as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2011 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]

1.	Resolution No. 1 as set out in the Notice of Annual General Meeting
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting
3.	Resolution No. 3 as set out in the Notice of Annual General Meeting

Dated , 2011	Signature(s) [4]

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.

Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

October 28, 2011

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of AutoNavi Holdings Limited:

Issue:	AutoNavi Holdings Limited / CUSIP 05330F106

Country:	Incorporated in the Cayman Islands

Meeting Details:	Annual General Meeting at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before December 12, 2011 at 3:00 p.m. (New York City Time)

ADR Record Date:	October 27, 2011

Common Shares: ADR ratio	4 ordinary shares: 1 ADR

Holders of American depositary receipts (ADRs) evidencing American depositary shares (ADSs”) representing ordinary shares of AutoNavi Holdings Limited (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date (Holders) will be entitled, subject to any applicable law, the Memorandum and Articles of Association and the provisions of or governing the ordinary shares of the Company to instruct Deutsche Bank Trust Company Americas, as Depositary, (“the Depositary”) as to the exercise of the voting rights pertaining to the ordinary shares of the Company represented by their respective ADSs. In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form to be received by the Depositary on or before the voting deadline date stated above. (Beneficial owners of ADSs who hold their ADSs on the books of the Depositary and received materials related to the meeting from a bank, broker or other nominee should comply with such bank’s, broker’s or other nominee’s instructions as to providing voting instructions).

Upon the timely receipt of voting instructions from a Holder, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the ordinary shares, to vote or cause to be voted the ordinary shares represented by ADSs for which instructions were properly provided and timely received.

Holders are advised that in the event that the Depositary (i) timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the ordinary shares represented by such Holder’s ADSs or (ii) if no instructions are received by the Depositary from a Holder with respect to any of the ordinary shares represented by the ADSs evidenced by such Holder’s ADRs on or before the voting deadline set forth above, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such ordinary shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such ordinary shares, provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to be given such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of shareholders, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.

For further information, please contact:

Daniel Belean, VP, Deutsche Bank - Depositary Receipts, Tel 212 250 6612, Fax 212 797 0327

Exhibit 99.5

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 16, 2011

	AGENDA	Affirmative	Negative	Abstained

1)	Amendment to Section 3.1(a) of the 2007 Share Incentive Plan, as amended, by replacing it with the following paragraph: “Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 41,987,000 Shares.”

2)	Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ended December 31, 2011.

3)	Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

(Signature)

Confidential